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                             March 2, 2021

       Christopher Turner
       Chief Executive Officer
       Warburg Pincus Capital Corp I-B
       450 Lexington Avenue
       New York, New York 10017

                                                        Re: Warburg Pincus
Capital Corp I-B
                                                            Registration
Statement on Form S-1
                                                            Filed on February
17, 2021
                                                            File No. 333-253212

       Dear Mr. Turner:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 17, 2021

       Exhibits

   1. We note that your auditor's consent included as Exhibit 23.1 references the report dated
                                                        January 13, 2021.
However, the Report of Independent Registered Public Accounting
                                                        Firm included on page
F-2 is dated February 17, 2021. Please obtain and file a new consent from your
auditor that references the correct report date.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Turner
Warburg Pincus Capital Corp I-B
March 2, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameChristopher Turner                       Sincerely,
Comapany NameWarburg Pincus Capital Corp I-B
                                                           Division of
Corporation Finance
March 2, 2021 Page 2                                       Office of Real
Estate & Construction
FirstName LastName